Oncolytics Biotech® Presents Aggregated Translational Data Providing Evidence of Pelareorep’s Effectiveness Across Multiple Tumor Types

Integrated biomarker analyses confirm viral replication, interferon signaling, and a surge in tumor-infiltrating lymphocytes after pelareorep treatment

Cross-study data show pelareorep increases PD-L1 expression and boosts cytotoxic T-cell activity, priming resistant tumors for checkpoint inhibitors

Results reinforce pelareorep’s ability to turn cold tumors hot, paving the way for registration-enabling trials

SAN DIEGO, CA and CALGARY, AB, July 16, 2025 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, summarized its biomarker and translational data for pelareorep, the Company’s systemically delivered oncolytic virus. The data support pelareorep’s mechanism of action and further strengthen the unique biological rationale and therapeutic potential for pelareorep as a platform immunotherapeutic. These include its ability to replicate in cancer cells, activate immune pathways, and drive T cell expansion and tumor infiltration in immunotherapy-resistant cancers.

The translational research included the analysis of blood and tumor samples from patients in the GOBLET (pancreatic ductal adenocarcinoma (PDAC) and other gastrointestinal cancers) and AWARE-1 (breast cancer) studies. Analyses revealed consistent immune activation signatures, including:

•Upregulation of interferons, CXCL9/10/11, and PD-L1
•Conversion of immunologically ‘cold’ tumors into ‘hot’ phenotypes
•Expansion and mobilization of tumor-infiltrating lymphocyte (TIL) clones in the blood, which correlates with a reduction in tumor size
•Modulation of the tumor microenvironment (TME) to enhance responsiveness to immune therapies

“This robust data set, amassed from several studies in cancers that have historically resisted immunotherapeutic approaches, provides definitive validation of pelareorep’s immune-mediated mechanism of action,” said Dr. Thomas Heineman, Chief Medical Officer of Oncolytics. “We observed tumor biopsy-confirmed virus replication, immune cell activation, and the recruitment of cytotoxic T cells into the TME – all consistent with the durable responses observed in patients with metastatic PDAC and HR+/HER2- breast cancer who were treated with pelareorep.”

“The collection of data here show that pelareorep works how a cancer immunotherapy should work,” said Jared Kelly, Chief Executive Officer of Oncolytics. “Pelareorep is a versatile product candidate with strong platform potential to enhance immunological responses in multiple indications, including hard-to-treat cancers. Such compelling findings should be exciting to strategic partners focused on finding a platform immunotherapy in large indications with high unmet medical needs.”

The GOBLET study continues to enroll PDAC and anal carcinoma patients, and additional translational data readouts are expected next year. The Company expects these and its other clinical data to support its focused and aggressive regulatory path and serve as the biological foundation for registration-enabled studies in immunotherapy-resistant solid tumors. As regulatory conversations progress throughout the summer, the Company expects to provide an updated clinical timeline before the end of the third quarter.

About Oncolytics Biotech Inc.

Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype – turning “cold” tumors “hot” – through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our plans, objectives and strategies; our expectation that our data supports our focused and aggressive regulatory path and serves as the biological foundation for registration-enabled studies in immunotherapy-resistant solid tumors; our plans to advance pelareorep into registration enabling studies in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306

mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com